EXHIBIT 99.1

Mogo Provides Update Regarding Upcoming Meeting of Convertible Debentureholders

94% of votes tabulated to date are in favour of the amendments

Vancouver, British Columbia, May 19, 2020 – Mogo Inc. (TSX:MOGO) (NASDAQ:MOGO) (“Mogo” or the “Company”), one of Canada’s leading financial technology companies, announced today that it has received a positive response from holders of its convertible senior secured debentures (TSX: MOGO.DB) (the “Convertible Debentures“) regarding the previously announced amendments (the “Amendments”) to be considered at the meeting of holders of the Convertible Debentures (“Convertible Debentureholders”) to be held on May 22, 2020 (the “Meeting”).

In a preliminary tally following the early consent deadline of May 15, 2020, proxies representing more than 68% of the principal amount of Convertible Debentures outstanding have been tabulated, with 94% of the votes received to date in favour of the Amendments.

For the Amendments to be approved, holders representing at least 25% of the principal amount of Convertible Debentures outstanding must be represented live or by proxy at the Meeting and at least 66 ⅔% of these holders must vote FOR the extraordinary resolution approving the Amendments.

In light of the ongoing COVID-19 public health emergency, the Company will be conducting the Meeting as a virtual-only meeting via live audio webcast. All Convertible Debentureholders, regardless of geographic location, will have an equal opportunity to participate in the Meeting online but will no longer be able to attend the Meeting in person. Convertible Debentureholders may continue to submit, amend or revoke their proxies and voting information forms at any time prior to 1:00 pm (Vancouver time) on Wednesday, May 20, 2020.

The Company’s management information circular describing the formal business to be conducted at the Meeting, as supplemented by a press release issued on May 7, 2020, and detailed instructions about how to participate in the Meeting are available on the Investors section of the Company’s website at https://investors.mogo.ca .

Meeting Access Information
Date: Friday, May 22, 2020
Time: 1:00 pm PDT
Live Audio Webcast Online at: https://web.lumiagm.com/202771137
Meeting ID: 202771137
Password: mogo2020

About Mogo

Mogo — a financial technology company — offers a finance app that empowers consumers with simple solutions to help them get in control of their financial wellness. Financial wellness continues to be the #1 source of stress across all demographics and highest among millennials. At Mogo, users can sign up for a free account in only three minutes and begin to learn the 4 habits of financial health and get convenient access to products that can help them achieve their financial goals. The Mogo platform has been purpose-built to deliver a best-in-class digital experience, with best-in-class products all through one account. With more than one million members and a marketing partnership with Canada's largest news media company, Mogo continues to execute on its vision of becoming the go-to financial app for the next generation of Canadians. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

For further information:

Craig Armitage
Investor Relations
craiga@mogo.ca
(416) 347-8954